ASX RELEASE | June 18, 2019 | ASX:PLL; NASDAQ:PLL

PURE SPODUMENE NATURE OF PIEDMONT LITHIUM ORE BODY
•	XRD analysis confirms pure spodumene nature of Piedmont’s ore body
o	Absence of petalite and lepidolite in pegmatites expected to lead to high lithium recovery
•	Mineralogy consistent across Piedmont’s Core, Central, and Sunnyside properties
•	Piedmont on-track to release Resource, Metallurgy and Scoping Study updates in the next 60 days

Piedmont Lithium Limited (“Piedmont” or “Company”) is pleased to announce the completion of mineralogical analysis on samples of mineralized pegmatites and composite samples from Piedmont’s Core, Central, and Sunnyside Properties.  All testwork to date effectively demonstrates that lithium occurs almost exclusively within spodumene in Piedmont’s mineral resource.
Table 1: Average XRD Analysis Results from 46 Drill Core and Composite Samples of Piedmont Ore
Mineralogy		Average Wt. (%) of Mineral Types
		Core Property			Central Property	Sunnyside Property
		Semi-quantitative Samples (13 Samples)	Quantitative Samples (19 Samples)	Composite Variability Samples (10 Samples)	Quantitative Samples (3 Samples)	Quantitative Sample (1 Sample)
Lithium-bearing minerals	Spodumene	17.8	19.9	16.6	15.9	14.8
	Petalite	-	-	-	-	-
	Lepidolite	-	-	-	-	-
	Zinnwaldite	-	-	-	-	-
	Holmquistite	-	-	0.5	-	-
Non-lithium bearing minerals		82.2	80.1	82.9	84.1	85.2
Total		100	100	100	100	100
Piedmont has been advised that the character of its ore body is unusual and highly positive, which will allow for a simplified flowsheet to produce strong lithium recoveries. Many of the spodumene projects currently producing or under development contain multiple lithium-bearing minerals (petalite, lepidolite, zinnwaldite, etc. as well as spodumene).
Keith D. Phillips, President and Chief Executive Officer, commented: “As the market’s understanding of lithium processing evolves, it will become increasingly clear that mineralogy and metallurgy are the fundamental building blocks of a successful hard-rock lithium business.  Our testwork confirms what we have always suspected – the Carolina Tin-Spodumene Belt is exceptional not only in scale but in terms of mineralogy.  When combined with the shallow nature of our ore body and the capital and operating cost advantages of our location, we are excited about the upcoming resource, metallurgical and scoping study updates.”
For further information, contact:
Keith D. Phillips	Anastasios (Taso) Arima
President & CEO	Executive Director
T: +1 973 809 0505	T: +1 347 899 1522
E: kphillips@piedmontlithium.com	E: tarima@piedmontlithium.com

The Company has completed mineralogical testing, comprising semi-quantitative and quantitative x-ray diffraction (“XRD”) analysis, on samples of mineralized pegmatites and composite samples from Piedmont’s Core, Central, and Sunnyside Properties.  All testwork to date effectively demonstrate that lithium occurs almost exclusively in Piedmont’s mineral resource.
36 samples of mineralized pegmatites were collected from Piedmont’s Core, Central, and Sunnyside Properties.  The average results of these samples are shown in Table 1 above with the results of all samples included in Appendix 1.  Figure 1 shows the distribution of the mineralized samples across all Piedmont properties.

Piedmont Lithium Project
Hallman-Beam Mine
Carolina Tin-Spodumene Belt
Bessemer City
Gastonia
Kings Mountain Mine
N
Core Property
Mineral Resource
16.2 Mt @ 1.12% $Li_2O$
Central Property
Mineral Resource
2.8 Mt @ 1.34% $Li_2O$
279
274
Hallman-Beam Mine
Sunnyside Property
20.9 m intercept @ 1.42% $Li_2O$
Drill hole
Quantitative XRD from variability samples
Semi quantitative XRD samples for drill core
Quantitative XRD samples from drill core
Former lithium mine
Carolina Tin-Spodumene Belt
Shear Zone/Tectonic Boundary
Major highway
Railway
Powerline
2.5 km

 Figure 1.  Distribution of XRD Samples from Mineralized Pegmatites from Piedmont Properties

Additionally, Piedmont completed semi-quantitative XRD on 10 variability samples from the Core property from composites of core collected during Phase 2 and Phase 3 drill campaigns.  These samples were created to simulate a run-of-mine concentrator feed sample in terms of average grade and composition including a distribution of samples across early, middle and late years production.  A total mass of 839 kg was collected for these samples.
SGS Lakefield is currently completing pre-feasibility level dense medium and locked-cycle flotation tests on the variability samples with results expected in July.  The average XRD results of the variability samples are shown in Table 1 above with the results of all samples included in Appendix 1.
The data show that the Piedmont ore body does not contain any petalite, lepidolite, or zinnwaldite.  These non-spodumene lithium bearing minerals concentrate under different operating conditions than spodumene when processing with dense medium or flotation.  Additionally, petalite (4.86% Li2O) and lepidolite (7.70% Li2O) have lower lithium content than spodumene (8.03%).
Therefore, Piedmont expects to maintain both high lithium concentrate grades and recoveries at the Company’s planned concentrator in part due to the absence of petalite or other lithium bearing minerals.
XRD analysis was also performed on six barren pegmatites and samples of three zones of alteration from waste rock samples.  Barren pegmatites were shown to contain no non-spodumene lithium bearing minerals.  While certain lithium bearing minerals did appear in the alteration zone samples, these meter-scale alteration zones are of very limited size and it is expected that this altered host rock will largely be segregated from ore during mining operations.  Where holmquistite may appear in mine dilution material, it is anticipated this high-iron mineral and other waste rock will be easily separated from mineralized pegmatite by ore sorting or by magnetic separation.  The average results of barren and waste rock samples are shown in Table 2 below with all results included in Appendix 1.
Table 2: Average XRD Analysis from Barren Pegmatite and Waste Rock Samples
Lithium Bearing Minerals	Average Wt. (%) of Mineral Types
	Barren Pegmatite Samples (6 Samples)	Waste Rock Samples (3 Samples)
Spodumene	0.1	-
Petalite	-	1.2
Lepidolite	-	2.4
Zinnwaldite	-	-
Holmquistite	-	26.1
Other minerals	99.9	70.3
Total	100	100

About Piedmont Lithium
Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLL) holds a 100% interest in the Piedmont Lithium Project (“Project”) located within the world-class Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines, historically providing most of the western world’s lithium between the 1950s and the 1980s. The TSB has been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina. It is a premier location for development of an integrated lithium business based on its favorable geology, proven metallurgy and easy access to infrastructure, power, R&D centers for lithium and battery storage, major high-tech population centers and downstream lithium processing facilities.
Forward Looking Statements
This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources
The Project’s Mineral Resource of 16.2Mt @ 1.12% Li2O comprises Indicated Mineral Resources of 8.5Mt @ 1.15% Li2O and Inferred Mineral Resources of 7.7Mt @ 1.09% Li2O.
The information contained in this announcement has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”).  However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.
Competent Persons Statement
The information in this announcement that relates to Exploration Results is based on, and fairly represents, information compiled or reviewed by Mr. Lamont Leatherman, a Competent Person who is a Registered Member of the ‘Society for Mining, Metallurgy and Exploration’, a ‘Recognized Professional Organization’ (RPO). Mr. Leatherman is a consultant to the Company. Mr. Leatherman has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr. Leatherman consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.
The information in this announcement that relates to Exploration Targets and Mineral Resources is extracted from the Company’s ASX announcement dated June 14, 2018 which is available to view on the Company’s website at www.piedmontlithium.com. The information in this announcement that relates to Metallurgical Testwork Results is extracted from the Company’s ASX announcements dated September 4, 2018 and July 17, 2018 which are available to view on the Company’s website at www.piedmontlithium.com. The information in this announcement that relates to Process Design, Process Plant Capital Costs, and Process Plant Operating Costs is extracted from the Company’s ASX announcements dated September 13, 2018 and July 19, 2018 which are available to view on the Company’s website at www.piedmontlithium.com. The information in this announcement that relates to Mining Engineering and Mine Schedule is extracted from the Company’s ASX announcements dated September 13, 2018 and July 19, 2018 which are available to view on the Company’s website at www.piedmontlithium.com.
Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcements.

Appendix 1A - Quantitative XRD Results from Mineralized and Barren Pegmatites at Core Property
Sample #	B00031354	B00028107	B00049038	B00028673	B00031265	B00028445	B00049307	B00049314	B00049456
Drill Holes	18-BD-198	18-BD-195	18-BD-172	18-BD-187	18-BD-194	18-BD-205	18-BD-168	18-BD-168	18-BD-172
Mineral/Compound	(wt. %)	(wt. %)	(wt. %)	(wt. %)	(wt. %)	(wt. %)	(wt. %)	(wt. %)	(wt. %)
Spodumene	10.3	21.1	0.1	30.1	33.4	36.1	30.6	2.1	20.1
Quartz	56.0	35.6	35.9	39.6	33.9	37.8	41.8	35.6	31.2
Albite	31.1	33.8	56.4	22.9	27.3	22.3	17.6	48.7	40.1
Microcline	0.0	8.0	0.0	2.1	2.9	1.2	6.5	6.1	7.8
Muscovite	2.5	1.5	7.5	5.3	2.5	2.6	3.5	7.4	0.7
Chlorite	0.0	0.0	0.1	0.1	0.0	0.0	0.0	0.0	0.0
Holmquistite	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Nepheline	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Anorthite	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Biotite	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Beryl	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Diopside	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Goethite	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Calcite	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Chamosite	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
TOTAL	100	100	100	100	100	100	100	100	100
Sample #	B00028415	B00031152	B00049131	B00028077	B00048692	B00049401	B00026795	B00027173	B00026632
Drill Holes	18-BD-205	18-BD-191	18-BD-168	18-BD-202	18-BD-182	18-BD-169	17-BD-60	17-BD-101	17-BD-57
Mineral/Compound	(wt. %)	(wt. %)	(wt. %)	(wt. %)	(wt. %)	(wt. %)	(wt. %)	(wt. %)	(wt. %)
Spodumene	24.1	0.3	16.6	0.0	12.9	0.0	11.8	0.0	7.6
Quartz	33.0	21.0	27.0	13.4	26.7	0.0	32.7	35.0	36.4
Albite	40.0	65.0	40.4	81.4	43.8	72.1	50.7	53.0	45.2
Microcline	1.2	12.6	13.8	0.0	8.4	8.4	0.1	8.6	6.3
Muscovite	1.8	1.0	2.2	5.1	7.9	0.0	4.4	3.3	4.5
Chlorite	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Holmquistite	0.0	0.0	0.0	0.2	0.3	0.0	0.3	0.0	0.0
Nepheline	0.0	0.0	0.0	0.0	0.0	19.5	0.0	0.0	0.0
Anorthite	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Biotite	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Beryl	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Diopside	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Goethite	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Calcite	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Chamosite	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
TOTAL	100	100	100	100	100	100	100	100	100

Sample #	B00026099	B00026326	B00026509	B00042383	B00042384	B00042385	B00026067
Drill Holes	17-BD-48	17-BD-52	17-BD-55	B	G	F	17-BD-48
Mineral/Compound	(wt. %)	(wt. %)	(wt. %)	(wt. %)	(wt. %)	(wt. %)	(wt. %)
Spodumene	0.0	0.0	12.5	16.3	11.5	14.0	26.6
Quartz	16.2	26.8	20.2	33.6	29.0	30.9	33.0
Albite	76.1	34.9	34.6	38.9	47.7	43.9	36.2
Microcline	3.4	32.9	31.7	8.6	8.1	7.8	3.1
Muscovite	4.3	5.4	0.9	2.5	3.7	3.5	1.1
Chlorite	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Holmquistite	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Nepheline	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Anorthite	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Biotite	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Beryl	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Diopside	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Goethite	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Calcite	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Chamosite	0.0	0.0	0.0	0.0	0.0	0.0	0.0
TOTAL	100	100	100	100	100	100	100
Appendix 1B - Semi-Quantitative XRD Results from Mineralized Pegmatites from Core Property
Sample #	120910014	120910093	120910148	120910193	120910245	120910289	120910295	120910359	120910378
Drill Hole	17-BD-20	17-BD-21	17-BD-22	17-BD-23	17-BD-24	17-BD-25	17-BD-25	17-BD-26	17-BD-27
Mineral/Compound	(wt. %)	(wt. %)	(wt. %)	(wt. %)	(wt. %)	(wt. %)	(wt. %)	(wt. %)	(wt. %)
Spodumene	5.0	15.7	15.0	36.8	14.4	19.7	18.5	17.9	29.6
Quartz	31.6	31.8	28.7	51.0	32.3	30.4	27.2	30.1	32.3
Albite	34.8	22.8	35.2	6.3	35.7	30.3	39.1	30.6	14.5
Microcline	12.6	13.2	5.1	0.7	6.5	8.4	6.9	11.4	12.0
Muscovite	9.3	9.8	6.1	0.0	7.0	6.9	4.4	5.7	7.6
Chlorite	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Holmquistite	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Nepheline	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Anorthite	3.6	3.8	2.8	0.0	1.7	1.5	1.8	2.0	1.2
Biotite	1.6	1.7	3.1	1.6	1.2	1.8	2.0	2.2	2.1
Beryl	0.0	0.0	4.1	3.7	0.0	0.0	0.0	0.0	0.0
Diopside	0.9	0.0	0.0	0.0	1.2	1.0	0.0	0.0	0.6
Goethite	0.5	1.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Calcite	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Chamosite	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
TOTAL	100	100	100	100	100	100	100	100	100

Sample #	120910448	120912041	120912196	120912228
Drill Holes	17-BD-28	17-BD-29	17-BD-31	17-BD-31
Mineral/Compound	(wt. %)	(wt. %)	(wt. %)	(wt. %)
Spodumene	16.1	22.0	19.6	28.8
Quartz	26.0	31.3	33.6	32.6
Albite	43.8	25.6	22.9	25.7
Microcline	3.0	12.5	13.4	2.9
Muscovite	6.5	5.0	6.1	6.6
Chlorite	0.0	0.0	0.0	0.0
Holmquistite	0.0	0.0	0.0	0.0
Nepheline	0.0	0.0	0.0	0.0
Anorthite	2.0	1.7	1.9	0.0
Biotite	2.1	1.5	1.6	2.3
Beryl	0.0	0.0	0.0	0.0
Diopside	0.0	0.0	0.6	0.7
Goethite	0.0	0.0	0.0	0.0
Calcite	0.3	0.3	0.3	0.4
Chamosite	0.0	0.0	0.0	0.0
TOTAL	100	100	100	100
Appendix 1C - Quantitative XRD Results from Central and Sunnyside Properties
Sample #	B00085077	B00085465	B00085481	B00085490
	Sunnyside	Central	Central	Central
Drill Holes	18-SS-01	18-CT-02	18-CT-08	18-CT-02
Mineral/Compound	(wt. %)	(wt. %)	(wt. %)	(wt. %)
Spodumene	14.8	20.3	18.7	8.6
Quartz	32.8	37.4	26.0	35.6
Albite	46.0	36.3	50.6	51.2
Microcline	2.8	2.2	1.8	0.0
Muscovite	3.6	3.8	3.0	4.6
Chlorite	0.0	0.0	0.0	0.0
Holmquistite	0.0	0.0	0.0	0.0

Appendix 1D - Quantitative XRD Results from Variability Metallurgical Samples from Core Property Composites
Sample #	VAR1	VAR2	VAR3	VAR4	VAR5	VAR6	VAR7	VAR8	VAR9	VAR10
Mineral/Compound	(wt. %)	(wt. %)	(wt. %)	(wt. %)	(wt. %)	(wt. %)	(wt. %)	(wt. %)	(wt. %)	(wt. %)
Spodumene	14.3	16.7	15.4	18.3	18.7	15.2	15.2	18.6	16.4	16.7
Albite	34.0	33.0	30.7	32.3	31.3	31.2	36.0	26.8	31.3	32.0
Quartz	24.3	24.8	24.7	25	25.3	21.7	22.5	24.7	25.9	25.5
Microcline	9.5	7.8	11.9	10.7	11.9	6.8	9.8	11.0	10.8	8.6
Muscovite	9.8	10.0	4.3	4.6	5.1	8.4	6.6	7.9	5.9	7.5
Magnesiohornblende	3.3	1.1	3.4	5.0	3.0	8.4	3.4	2.4	3.3	2.2
Clinochlore	1.8	2.1	3.4	1.3	1.0	1.3	1.3	4.2	1.4	3.2
Epidote	0.9	1.1	1.5	1.6	1.7	1.8	1.5	1.9	1.4	1.3
Diopside	0.2	1.2	1.6	0.0	0.7	1.8	1.9	0.5	2.3	2.0
Hydroxylapatite	1.0	0.7	1.1	0.8	0.8	0.7	0.8	0.0	0.0	0.6
Magnetite	0.5	0.5	0.6	0.6	0.0	0.9	0.9	0.6	0.8	0.5
Holmquistite	0.4	1.0	1.4	0.0	0.5	0.6	0.0	0.9	0.6	0.0
Ilmenite	0.0	0.0	0.0	0.0	0.0	1.2	0.0	0.0	0.0	0.0
Hematite	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5	0.0	0.0
TOTAL	100	100	100	100	100	100	100	100	100	100

Appendix 1E – Semi-Quantitative XRD Results from Waste Rock Samples
Sample #	B00029831	B00026419	B00030961
Drill Holes	17-BD-80	17-BD-54	17-BD-95
Mineral/Compound	(wt. %)	(wt. %)	(wt. %)
Holmquistite	12.0	34.9	31.4
Labradorite	20.0	3.3	24.5
Phlogopite	18.2	14.2	5.9
Quartz	10.3	14.8	1.4
Clinochlore	2.6	18.8	3.1
Magnesiohornblende	0.0	0.0	17.4
Biotite	8.2	3.1	1.5
Pargasitic hornblende	0.0	0.0	10.8
Dravite	8.4	0.0	0.0
Lepidolite	7.1	0.0	0.0
Fluorapatite	4.7	0.0	0.0
Calcite	3.3	9.3	1.1
Petalite	1.6	0.0	1.9
Brookite	0.7	0.8	1.2
Maghemite	2.0	0.0	0.0
Hematite	0.9	0.0	0.0
Rhodochrosite	0.0	0.6	0.0
TOTAL	100	100	100

Appendix 2: JORC Table 1 Checklist of Assessment and Reporting Criteria
Section 1 Sampling Techniques and Data
Criteria	JORC Code explanation	Commentary
Sampling techniques
>Nature and quality of sampling (e.g. cut channels, random chips, or specific specialised industry standard measurement tools appropriate to the minerals under investigation, such as downhole gamma sondes, or handheld XRF instruments, etc.). These examples should not be taken as limiting the broad meaning of sampling.
>Include reference to measures taken to ensure sample representivity and the appropriate calibration of any measurement tools or systems used.
>Aspects of the determination of mineralisation that are Material to the Public Report. In cases where ‘industry standard’ work has been done this would be relatively simple (e.g. ‘reverse circulation drilling was used to obtain 1 m samples from which 3 kg was pulverised to produce a 30 g charge for fire assay’). In other cases more explanation may be required, such as where there is coarse gold that has inherent sampling problems. Unusual commodities or mineralisation types (e.g. submarine nodules) may warrant disclosure of detailed information.

All results reported are from diamond core samples. The core was sawn at an orientation not influenced by the distribution of mineralization within the drill core (i.e. bisecting mineralized veins or cut perpendicular to a fabric in the rock that is independent of mineralization, such as foliation). Diamond drilling provided continuous core which allowed continuous sampling of mineralized zones.  The core sample intervals were a minimum of 0.35m and a maximum of 1.5m for HQ or NQ drill core (except in saprolitic areas of poor recovery where sample intervals may exceed 1.5m in length) and took into account lithological boundaries (i.e. sample was to, and not across, major contacts).
Standards and blanks were inserted into the sample stream to assess the accuracy, precision and methodology of the external laboratories used. In addition, field duplicate samples were inserted to assess the variability of the mineralisation., The laboratories undertake their own duplicate sampling as part of their internal QA/QC processes. Examination of the QA/QC sample data indicates satisfactory performance of field sampling protocols and assay laboratories providing acceptable levels of precision and accuracy.
Semi-quantitative and quantitative XRD for mineralized pegmatite, barren pegmatite, and waste rock was performed on pulps from intercepts of varying grades from drill holes as noted in Appendix 1 in this release.
Three samples, B00042383, B00042384, and B00042385 were composites of ½ NQ core from select mineralized zones from Phase 1 and Phase 2 drilling programs.  Specifically, the B sample consisted of select mineralized zones from Holes 17-BD-21, 22 and 23,.the G sample consisted of select mineralized zones from Holes 17-BD-24, 25, 26, 27, and 28, the F sample consisted of select mineralized zones from Holes 17-BD-29,30 and 31.
Metallurgical Samples:  Spodumene concentrate testwork is in progress on ten composited samples of Piedmont ore named Variability Sample 1 through Variability Sample 10.
These samples were composites of ½ NQ core from selected mineralized and unmineralized zones from the Phase 3 drill program.
Specifically, Var 1 consisted of selected zones from holes 18-BD-155, 18-BD-157, 18-BD-165, 18-BD-186, 18-BD-191, 18-BD-197.  Var consisted of selected zones from holes 18-BD-144, 18-BD-181.  Var 3 consisted of selected zones from holes 18-BD-170, 18-BD-192, 18-BD-193, 18-BD-194, 18-BD-220, 18-BD-222. Var 4 consisted of selected zones from holes 18-BD-159, 18-BD-169, 18-BD-194.  Var 5 consisted of selected zones from holes 18-BD-176, 18-BD-238, and 18-BD-241.  Var 6 consisted of selected zones of hole 18-BD-216.  Var 7 consisted of selected zones from holes 18-BD-180, 18-BD-182, 18-BD-183, 18-BD-189, 18-BD-209, and 18-BD-214.  Var 8 consisted of selected zones from holes 18-BD-204 and 18-BD-214.  Var 9 consisted of selected zones from hole 18-BD-198.  Var 10 consisted of selected zones from hole 18-BD-164.
The mass of samples were; Var 1 (179.5kg), Var 2 (40.95kg), Var 3 (208kg), Var 4 (59kg), Var 5 (64kg), Var 6 (16kg), Var 7 (213 kg), Var 8 (35 kg), Var 9 (14 kg) and Var 10 (10kg).
All samples were shipped to SGS laboratories in Lakefield, Ontario.

Drilling techniques
>Drill type (e.g. core, reverse circulation, open-hole hammer, rotary air blast, auger, Bangka, sonic, etc.) and details (e.g. core diameter, triple or standard tube, depth of diamond tails, face-sampling bit or other type, whether core is oriented and if so, by what method, etc.).

All diamond drill holes were collared with HQ and were transitioned to NQ once non-weathered and unoxidized bedrock was encountered.  Drill core was recovered from surface.
Oriented core was collected on all drill holes using the REFLEX ACT III tool by a qualified geologist at the drill rig. The orientation data is currently being evaluated.

Criteria	JORC Code explanation	Commentary
Drill sample recovery
>Method of recording and assessing core and chip sample recoveries and results assessed.
>Measures taken to maximise sample recovery and ensure representative nature of the samples.
>Whether a relationship exists between sample recovery and grade and whether sample bias may have occurred due to preferential loss/gain of fine/coarse material.

The core was transported from the drill site to the logging facility in covered boxes with the utmost care. Once at the logging facility, the following procedures were carried out on the core:
1.Re-aligning the broken core in its original position as closely as possible.
2.The length of recovered core was measured, and meter marks clearly placed on the core to indicate depth to the nearest centimetre.
3.The length of core recovered was used to determine the core recovery, which is the length of core recovered divided by the interval drilled (as indicated by the footage marks which was converted to meter marks), expressed as a percentage. This data was recorded in the database. The core was photographed wet before logged.
4.The core was photographed again immediately before sampling with the sample numbers visible.
Sample recovery was consistently good except for zones within the oxidized clay and saprolite zones.  These zones were generally within the top 20m of the hole.  No relationship is recognized between recovery and grade.  The drill holes were designed to intersect the targeted pegmatite below the oxidized zone.

Logging
>Whether core and chip samples have been geologically and geotechnically logged to a level of detail to support appropriate Mineral Resource estimation, mining studies and metallurgical studies.
>Whether logging is qualitative or quantitative in nature. Core (or costean, channel, etc.) photography.
>The total length and percentage of the relevant intersections logged.

Geologically, data was collected in detail, sufficient to aid in Mineral Resource estimation.
Core logging consisted of marking the core, describing lithologies, geologic features, percentage of spodumene and structural features measured to core axis.
The core was photographed wet before logging and again immediately before sampling with the sample numbers visible.
All the core from which the XRD data were derived was logged.

Sub-sampling techniques and sample preparation
>If core, whether cut or sawn and whether quarter, half or all core taken.
>If non-core, whether riffled, tube sampled, rotary split, etc. and whether sampled wet or dry.
>For all sample types, the nature, quality and appropriateness of the sample preparation technique.
>Quality control procedures adopted for all sub-sampling stages to maximise representivity of samples.
>Measures taken to ensure that the sampling is representative of the in situ material collected, including for instance results for field duplicate/second-half sampling.
>Whether sample sizes are appropriate to the grain size of the material being sampled.

Core was cut in half with a diamond saw.
Standard sample intervals were a minimum of 0.35m and a maximum of 1.5m for HQ or NQ drill core, taking into account lithological boundaries (i.e. sample to, and not across, major contacts).
The preparation code is CRU21 (crush to 75% of sample <2mm) and PUL45 (pulverize 250g to 85% <75 microns).
A CRM or coarse blank was included at the rate of one for every 20 drill core samples (i.e. 5%).
Sampling precision is monitored by selecting a sample interval likely to be mineralized and splitting the sample into two ¼ core duplicate samples over the same sample interval. These samples are consecutively numbered after the primary sample and recorded in the sample database as “field duplicates” and the primary sample number recorded. Field duplicates were collected at the rate of 1 in 20 samples when sampling mineralized drill core intervals
Samples were numbered sequentially with no duplicates and no missing numbers. Triple tag books using 9-digit numbers were used, with one tag inserted into the sample bag and one tag stapled or otherwise affixed into the core tray at the interval the sample was collected. Samples were placed inside pre-numbered sample bags with numbers coinciding to the sample tag. Quality control (QC) samples, consisting of certified reference materials (CRMs), were given sample numbers within the sample stream so that they are masked from the laboratory after sample preparation and to avoid any duplication of sample numbers.

Quality of assay data and laboratory tests
>The nature, quality and appropriateness of the assaying and laboratory procedures used and whether the technique is considered partial or total.
>For geophysical tools, spectrometers, handheld XRF instruments, etc., the parameters used in determining the analysis including instrument make and model, reading times, calibrations factors applied and their derivation, etc.
>Nature of quality control procedures adopted (e.g. standards, blanks, duplicates, external laboratory checks) and whether acceptable levels of accuracy (i.e. lack of bias) and precision have been established.

All samples from the Core, Central, and Sunnyside Properties drilling were shipped to the SGS laboratory in Lakefield, Ontario.
The Semi-Quantitative Mineral Identification by XRD (ME-LR-MIN-MET-MN-D03) method used by SGS Minerals Services is accredited to the requirements of ISO/IEC 17025.
Mineral identification and interpretation involve matching the diffraction pattern of a test sample material to patterns of a single-phase reference materials.  The reference patterns are compiled by the Joint Committee on Powder Diffraction Standards – International Center for Diffraction Data (JCPDS-ICDD) and released on software as a database of Powder Diffraction Files (PDF).
Interpretations do not reflect the presence of non-crystalline and/or amorphous compounds.  Mineral proportions are based on relative peak heights and may be strongly influenced by crystallinity, structural group or preferred orientations.  Interpretations and relative proportions should be accompanied by supporting petrographic and geochemical data (Whole Rock Analysis, Inductively Coupled Plasma – Optical Emission Spectroscopy, etc.).

Criteria	JORC Code explanation	Commentary
>
The Semi-Quantitative analysis (RIR) method is performed based on each mineral’s relative peak heights and of their respective I/Icor values, which are available from the PDF database.  Mineral abundances for the bulk sample (in weight %) are generated by Bruker-EVA software.  These data are reconciled with a bulk chemistry (e.g. whole rock analysis include SiO2, Al2O3, Na2O, K2O, CaO, MgO, Fe2O3, Cr2O3, MnO, TiO2, P2O5, V2O5 or other chemical data).  A chemical balance table shows the difference between the assay results and elemental concentrations determined by XRD.
Panalitcal Highscore Plus analytical software was used to perform the quantitative Rietveld Analysis. This software uses a graphics based profile analysis program built around a non-linear least squares fitting system, to quantitatively determine the amount of different phases present in a multicomponent sample. Whole pattern analyses are predicated by the fact that the X-ray diffraction pattern is a total sum of both instrumental and specimen factors. Unlike other peak intensity-based methods, the Rietveld method uses a least squares approach to refine a theoretical line profile (shown as a blue pattern in the analyses plots) until it matches the obtained experimental patterns (shown as the green pattern in the analyses plots).
The test conditions include Co radiation of 40kV and 45mA with regular scanning steps of .033°, step time 0.15s and 2θ range of 6-70°.
Interpretations were made using HighScore Plus software using Crystallography Open Database (COD) and Joint Committee on Powder Diffraction Standards – International Center for Diffraction Data (JCPDS-ICDD).
Rietveld refinement is completed with a set of minerals specifically identified for the sample. Zero values indicate that the mineral was included in the refinement calculations, but the calculated concentration was less than 0.05wt%.  Minerals not identified by the analyst are not included in refinement calculations for specific samples and are indicated with a dash.

Verification of sampling and assaying
>The verification of significant intersections by either independent or alternative company personnel.
>The use of twinned holes.
>Documentation of primary data, data entry procedures, data verification, data storage (physical and electronic) protocols.
>Discuss any adjustment to assay data.

Multiple representatives of Piedmont Lithium, Inc. have inspected and verified the results.
CSA has conducted multiple site visits. Dennis Arne (Managing Director -Principal Consultant) toured the site, facilities and reviewed core logging and sampling workflow as well as Leon McGarry (Senior Resource Geologist). Each provided comments on how to improve our methods and have been addressed. Verification core samples were collected by Leon McGarry.
No holes were twinned.
Three-meter rods and core barrels were used. Li% was converted to Li2O by multiplying Li% by 2.153.

Location of data points
>Accuracy and quality of surveys used to locate drill holes (collar and down-hole surveys), trenches, mine workings and other locations used in Mineral Resource estimation.
>Specification of the grid system used.
>Quality and adequacy of topographic control.
N/A
Data spacing and distribution
>Data spacing for reporting of Exploration Results.
>Whether the data spacing and distribution is sufficient to establish the degree of geological and grade continuity appropriate for the Mineral Resource and Ore Reserve estimation procedure(s) and classifications applied.
>Whether sample compositing has been applied.
N/A
Orientation of data in relation to geological structure
>Whether the orientation of sampling achieves unbiased sampling of possible structures and the extent to which this is known, considering the deposit type.
>If the relationship between the drilling orientation and the orientation of key mineralised structures is considered to have introduced a sampling bias, this should be assessed and reported if material.
N/A
Sample security	>The measures taken to ensure sample security.
Drill core samples were shipped directly from the core shack by the project geologist in sealed rice bags or similar containers using a reputable transport company with shipment tracking capability so that a chain of custody can be maintained.  Each bag was sealed with a security strap with a unique security number. The containers were locked in a shed if they were stored overnight at any point during transit, including at the drill site prior to shipping. The laboratory confirmed the integrity of the rice bag seals upon receipt

Criteria	JORC Code explanation	Commentary
Audits or reviews	>The results of any audits or reviews of sampling techniques and data.
CSA Global developed a “Standard Operating Procedures” manual in preparation for the drilling program.  CSA global reviews all logging and assay data, as well as merges all data in to database that is held off site.
CSA has conducted multiple site visits. Dennis Arne (Managing Director -Principal Consultant) toured the site and facilities as well as Leon McGarry (Senior Resource Geologist). Each provided comments on how to improve our methods and have been addressed. Verification core samples were collected by Leon McGarry.

Section 2 Reporting of Exploration Results
Criteria	JORC Code explanation	Commentary
Mineral tenement and land tenure status
>Type, reference name/number, location and ownership including agreements or material issues with third parties such as joint ventures, partnerships, overriding royalties, native title interests, historical sites, wilderness or national park and environmental settings.
>The security of the tenure held at the time of reporting along with any known impediments to obtaining a licence to operate in the area.

Piedmont, through its 100% owned subsidiary, Piedmont Lithium, Inc., has entered into exclusive option agreements with local landowners, which upon exercise, allows the Company to purchase (or long term lease) approximately 2,105acres of surface property and the associated mineral rights from the local landowners.
There are no known historical sites, wilderness or national parks located within the Project area and there are no known impediments to obtaining a licence to operate in this area.

Exploration done by other parties	>Acknowledgment and appraisal of exploration by other parties.
The Project is focused over an area that has been explored for lithium dating back to the 1950’s where it was originally explored by Lithium Corporation of America which was subsequently acquired by FMC Corporation. Most recently, North Arrow explored the Project in 2009 and 2010.  North Arrow conducted surface sampling, field mapping, a ground magnetic survey and two diamond drilling programs for a total of 19 holes. Piedmont Lithium, Inc. has obtained North Arrow’s exploration data.

Geology	>Deposit type, geological setting and style of mineralisation.
Spodumene pegmatites, located near the litho tectonic boundary between the inner Piedmont and Kings Mountain belt.  The mineralization is thought to be concurrent and cross-cutting dike swarms extending from the Cherryville granite, as the dikes progressed further from their sources, they became increasingly enriched in incompatible elements such as Li, tin (Sn).  The dikes are considered to be unzoned.

Drill hole Information
>A summary of all information material to the understanding of the exploration results including a tabulation of the following information for all Material drill holes:
>easting and northing of the drill hole collar
>elevation or RL (Reduced Level – elevation above sea level in metres) of the drill hole collar
>dip and azimuth of the hole
>down hole length and interception depth
>hole length.
>If the exclusion of this information is justified on the basis that the information is not Material and this exclusion does not detract from the understanding of the report, the Competent Person should clearly explain why this is the case.
Details of all reported XRD results are provided in Appendix 1 of this report.

Criteria	JORC Code explanation	Commentary
Data aggregation methods
>In reporting Exploration Results, weighting averaging techniques, maximum and/or minimum grade truncations (e.g. cutting of high grades) and cut-off grades are usually Material and should be stated.
>Where aggregate intercepts incorporate short lengths of high grade results and longer lengths of low grade results, the procedure used for such aggregation should be stated and some typical examples of such aggregations should be shown in detail.
>The assumptions used for any reporting of metal equivalent values should be clearly stated.
N/A
Relationship between mineralisation widths and intercept lengths
>These relationships are particularly important in the reporting of Exploration Results.
>If the geometry of the mineralisation with respect to the drill hole angle is known, its nature should be reported.
>If it is not known and only the down hole lengths are reported, there should be a clear statement to this effect (e.g. ‘down hole length, true width not known’).

Drill intercepts are reported as Li2O% over the drill length, not true thickness.  The pegmatites targeted strike northeast-southwest and dip moderately to the southeast.  All holes were drilled to the northwest and with inclinations ranging between -45 and -70.

Diagrams
>Appropriate maps and sections (with scales) and tabulations of intercepts should be included for any significant discovery being reported These should include, but not be limited to a plan view of drill hole collar locations and appropriate sectional views.
N/A
Balanced reporting
>Where comprehensive reporting of all Exploration Results is not practicable, representative reporting of both low and high grades and/or widths should be practiced to avoid misleading reporting of Exploration Results.
All of the relevant exploration data for the Exploration Results available at this time has been provided in this report.
Other substantive exploration data
>Other exploration data, if meaningful and material, should be reported including (but not limited to): geological observations; geophysical survey results; geochemical survey results; bulk samples – size and method of treatment; metallurgical test results; bulk density, groundwater, geotechnical and rock characteristics; potential deleterious or contaminating substances.

Exploration Results related to the Mineral Resources estimates for the Core and Central properties have been previously released or will be released concurrent with an expected Mineral Resource estimate update within the second quarter of 2019.

Further work
>The nature and scale of planned further work (e.g. tests for lateral extensions or depth extensions or large-scale step-out drilling).
>Diagrams clearly highlighting the areas of possible extensions, including the main geological interpretations and future drilling areas, provided this information is not commercially sensitive.
A Mineral Resource estimate update for the Core property is expected in the second quarter of 2019.